06008800

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nassau Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Riverfield Drive
(No. and Street)

Weston CT 06883
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING MAY 2 4 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J Francis Lavelle 203 221 0591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ken Goldstein, Shapiro Goldstein & Moses
(Name – *if individual, state last, first, middle name*)

366 North Broadway, Suite 403 Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J Francis Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nassau Group, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Francis Lavelle
Signature

Managing Director + Chairman
Title

State Of New York
Kings County
Sworn To And Subscribed Before Me
This 23rd Day Of May 2006
Notary Public

Notary Public

YVONNE HUNTE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. # 01HU6132026
MY COMM. EXPIRES 08-22-2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIA CERTIFIED MAIL – RRR
NO. 7005 1160 0001 3274 1088

NASD

RECEIVED
MAY 24 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
213

April 28, 2006

Mr. James F. Lavelle
Managing Director
The Nassau Group, Inc.
9 Riverfield Drive
Weston, CT 06883

Dear Mr. Lavelle:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 12, 2006**. Questions may be addressed to Estee Dorfman Foster, Compliance Specialist at (617) 532-3482.

Sincerely,

Christopher Puricelli
Supervisor

CP/bmd
Enclosures

cc: Ms. Lucy A. Corkery
Assistant District Administrator
Broker/Dealer Section
Securities and Exchange Commission
33 Arch Street, 3rd Floor
Boston, MA 02110

Boston District Office
99 High Street - Suite 900
Boston, MA
02110
tel 617 532 3400
fax 617 451 3524
www.nasd.com

Shapiro Goldstein & Moses, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

6800 Jericho Turnpike, Suite 208W
Syosset, NY 11791
Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgmcpa.com

THE NASSAU GROUP, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2005

Net capital as reported in Part IIA (Unaudited) FOCUS Report	$ 320,719
Year-end audit adjustments:	
Increase to accounts receivable	28,700
Write-off of fixed assets no longer in service	(19,446)
Increase in prepaid expenses and other receivables	52,954
Increase to accounts payable	(160,630)
Decrease in due to stockholder	3,755
Subtotal	226,052
Decrease in non-allowable assets	19,498
Net capital as computed per financial statements	$ 245,550

See Auditors' Report.

THE NASSAU GROUP, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2005

Net capital as reported in Part IIA (Unaudited) FOCUS Report	$ 320,719
Year-end audit adjustments:	
Increase to accounts receivable	28,700
Write-off of fixed assets no longer in service	(19,446)
Increase in prepaid expenses and other receivables	52,954
Increase to accounts payable	(160,630)
Decrease in due to stockholder	3,755
Subtotal	226,052
Decrease in non-allowable assets	19,498
Net capital as computed per financial statements	$ 245,550

See Auditors' Report.

Shapiro Goldstein & Moses, LLP
Certified Public Accountants and Consultants